Subject to Completion
              Preliminary Pricing Supplement dated June 12, 2006

PRICING SUPPLEMENT
------------------
(To MTN prospectus supplement,
general prospectus Supplement
and prospectus dated March 31, 2006)
Pricing Supplement Number:

                                [LOGO OMITEED]

                                                Units

                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                         97% Protected Currency Notes
         Linked to the European Union Euro/Japanese Yen Exchange Rate
                                due July , 2008
                                 (the "Notes")
                  $10 original public offering price per unit

                                 ------------

The Notes:

o The Notes are designed for investors who believe that the value of the European Union euro will depreciate relative to the value of the Japanese yen over the term of the Notes. Investors must also be willing to risk losing up to $.30 per unit of their investment if the value of the European Union euro increases or does not decrease sufficiently relative to the value of the Japanese yen over the term of the Notes.

o 97% principal protection on the maturity date, and we cannot redeem the Notes prior to the maturity date.

o We will make one payment of interest on the Notes equal to 11% of the principal amount if on the first anniversary of the settlement date the European Union euro has depreciated by at least 9% relative to the Japanese yen from their relative values on the date the Notes are priced for initial sale to the public. If the European Union euro/Japanese yen exchange rate has increased or has not decreased sufficiently on the relevant observation date, you will not receive any interest payment on the Notes.

o     The Notes will not be listed on any securities exchange.

o The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled "Medium-Term Notes, Series C". The Notes will have the
      CUSIP No                .

o     The settlement date is expected to be July  , 2006.

Payment on the maturity date:

o The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the European Union euro/Japanese yen exchange rate over the term of the Notes. If the European Union euro/Japanese yen exchange rate:

      o has decreased (meaning that the European Union euro has depreciated relative to the Japanese yen), you will receive a payment per unit equal to $9.70 plus a supplemental redemption amount equal to between 110% to 130% of the percentage decrease multiplied by $10; or

      o has increased or has not decreased sufficiently (meaning that the European Union euro has appreciated or has not depreciated sufficiently relative to the Japanese yen), you will receive less than the $10 original public offering price per unit, which results in a loss of some of your investment; in no event, however, will you receive less than $9.70 per unit.

o The European euro/Japanese yen exchange rate must decrease by at least 2.31% to 2.73% in order for you to receive at least the $10 original public offering price per unit.

            Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

            Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-7 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

                                -------------

                                                               Per Unit  Total

Public offering price (1)..................................     $10.00     $
Underwriting discount (1)..................................      $.175     $
Proceeds, before expenses, to Merrill Lynch & Co., Inc. ...     $9.825     $

      (1) The public offering price and the underwriting discount for any single transaction to purchase between 1,000,000 to 2,999,999 units will be $9.95 per unit and $.125 per unit, respectively, and for any single transaction to purchase 3,000,000 units or more will be $9.90 per unit and $.075 per unit, respectively.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 -------------

                              Merrill Lynch & Co.

                                 -------------

              The date of this pricing supplement is June , 2006.

                               TABLE OF CONTENTS

                              Pricing Supplement

                                                                        Page
                                                                     ----------

SUMMARY INFORMATION--Q&A ...........................................     PS-3
RISK FACTORS .......................................................     PS-7
DESCRIPTION OF THE NOTES ...........................................    PS-11
THE EUR/JPY EXCHANGE RATE ..........................................    PS-15
UNITED STATES FEDERAL INCOME TAXATION ..............................    PS-17
ERISA CONSIDERATIONS ...............................................    PS-20
USE OF PROCEEDS AND HEDGING.........................................    PS-21
SUPPLEMENTAL PLAN OF DISTRIBUTION ..................................    PS-21
EXPERTS ............................................................    PS-21
INDEX OF CERTAIN DEFINED TERMS .....................................    PS-22

               Medium-Term Notes, Series C Prospectus Supplement
                       (the "MTN prospectus supplement")

                                                                        Page
                                                                     ----------

RISK FACTORS........................................................      S-3
DESCRIPTION OF THE NOTES............................................      S-4
UNITED STATES FEDERAL INCOME TAXATION...............................     S-22
PLAN OF DISTRIBUTION................................................     S-29
VALIDITY OF THE NOTES...............................................     S-30

                  Debt Securities, Warrants, Preferred Stock,
           Depositary Shares and Common Stock Prospectus Supplement
                     (the "general prospectus supplement")

                                                                        Page
                                                                     ----------

MERRILL LYNCH & CO., INC...............................................     S-3
USE OF PROCEEDS........................................................     S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
   FIXED CHARGES AND PREFERRED STOCK DIVIDENDS.........................     S-4
THE SECURITIES.........................................................     S-4
DESCRIPTION OF DEBT SECURITIES.........................................     S-5
DESCRIPTION OF DEBT WARRANTS...........................................    S-16
DESCRIPTION OF CURRENCY WARRANTS.......................................    S-18
DESCRIPTION OF INDEX WARRANTS..........................................    S-20
DESCRIPTION OF PREFERRED STOCK.........................................    S-25
DESCRIPTION OF DEPOSITARY SHARES.......................................    S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS................................    S-36
DESCRIPTION OF COMMON STOCK............................................    S-38
DESCRIPTION OF COMMON STOCK WARRANTS...................................    S-42
PLAN OF DISTRIBUTION...................................................    S-44
WHERE YOU CAN FIND MORE INFORMATION....................................    S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC......................    S-46
EXPERTS................................................................    S-46

                                  Prospectus

                                                                        Page
                                                                     ----------

WHERE YOU CAN FIND MORE INFORMATION................................          2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC..................          2
EXPERTS............................................................          2

                           SUMMARY INFORMATION--Q&A

            This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 97% Protected Currency Notes Linked to the European Union euro/Japanese yen Exchange Rate due July , 2008 (the "Notes"). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the European Union euro/Japanese yen exchange rate (the "EUR/JPY Exchange Rate") and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

            References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

            The Notes will be part of a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on July , 2008. Depending on the date the Notes are priced for initial sale to the public (the "Pricing Date"), which may be in June or July, the settlement date may occur in June instead of July and the maturity date may occur in June instead of July. Any reference in this pricing supplement to the month in which the settlement date, observation date, interim coupon payment date or maturity date will occur is subject to change as specified above. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

            Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying prospectus.

Are there any risks associated with my investment?

            Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the EUR/JPY Exchange Rate and what does the EUR/JPY Exchange Rate reflect?

            Merrill Lynch Capital Services, Inc., as calculation agent (the "Calculation Agent"), will determine the EUR/JPY Exchange Rate as described in the section entitled "The EUR/JPY Exchange Rate" in this pricing supplement. The EUR/JPY Exchange Rate reflects the number of Japanese Yen for which one European Union euro can be exchanged. The EUR/JPY Exchange Rate increases as the value of the European Union euro increases relative to the Japanese yen and decreases as the value of the European Union euro declines relative to the Japanese yen.

How has the EUR/JPY Exchange Rate performed historically?

            We have included a table and a graph showing historical month-end values of the EUR/JPY Exchange Rate from January 2001 through May 2006. The table and graph are included in the section entitled "The EUR/JPY Exchange Rate" in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the European Union euro relative to the Japanese yen in various economic environments; however, this past performance is not necessarily indicative of how the EUR/JPY Exchange Rate will fluctuate in the future.

What will I receive on the maturity date of the Notes?

            On the maturity date, for each unit of the Notes that you own, you will receive a cash payment equal to the sum of two amounts: the "Minimum Redemption Amount" and the "Supplemental Redemption Amount", if any.

            The "Minimum Redemption Amount" per unit is $9.70.

            The "Supplemental Redemption Amount" per unit will equal:

                           ( Starting Value - Ending Value )
$10 x Participation Rate x ( ----------------------------- )
                           (        Starting Value         )

but will not be less than zero.

            As a result of the foregoing, the EUR/JPY Exchange Rate will need to decrease by at least 2.31% to 2.73% (depending on the actual Participation Rate, as defined below) from the Starting Value in order for you to receive an amount on the maturity date equal to the $10 original public offering price per unit. If the EUR/JPY Exchange Rate increases or does not decrease sufficiently, you will receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $9.70 per unit.

            The "Starting Value" will equal the EUR/JPY Exchange Rate on the Pricing Date, and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

            The "Ending Value" will equal the EUR/JPY Exchange Rate as determined by the Calculation Agent on the Valuation Date, as described in this pricing supplement.

            The "Valuation Date" will be the seventh scheduled business day before the maturity date of the Notes.

            The "Participation Rate" is a percentage between 110% and 130%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

            For more specific information about the redemption amount payable on the maturity date, please see the section entitled "Description of the Notes" in this pricing supplement.

Will I receive interest payments on the Notes?

            If the EUR/JPY Exchange Rate is 91%, or less than 91%, of the Starting Value on July , 2007, the first anniversary of the settlement date (the "Observation Date"), you will receive a single interest payment on July , 2007, the seventh Business Day after the scheduled Observation Date; provided, however, that if such anniversary is not an Business Day, then the Observation Date will be the next succeeding Business Day; and provided further, however, that if a Business Day has not occurred by the third succeeding scheduled Business Day, then such date will be the Observation Date and the Calculation Agent will determine the EUR/JPY Exchange Rate on that date in a manner that, in its judgment, is reasonable under the circumstances. If interest is payable in 2007, as described above, you will receive an interest payment on each $10 principal amount of Notes held by you equal to 11% of such principal amount. If the EUR/JPY Exchange Rate is greater than 91% of the Starting Value on the Observation Date, you will not receive an interest payment on July , 2007. No interest will be payable with respect to the Notes after July , 2007.

            If the interest payment date is not a Business Day, payment will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of the delayed payment.

Examples

            Set forth below are three examples of Supplemental Redemption Amount calculations, assuming a hypothetical Starting Value of 144.85 and a Participation Rate of 120%, the midpoint of the range of 110% and 130%.

Example 1--On the Valuation Date, the EUR/JPY Exchange Rate is 10% lower than the hypothetical Starting Value:

Minimum Redemption Amount: $9.70
Hypothetical Starting Value: 144.85
Hypothetical Ending Value: 130.37

                                                         ( 144.85 - 130.37 )
Supplemental Redemption Amount (per unit) = $10 x 120% x ( --------------- ) =  $1.20
                                                         (      144.85     )

Total payment on the maturity date (per unit) = $9.70 + $1.20 = $10.90

Example 2--On the Valuation Date, the EUR/JPY Exchange Rate is 2% lower than the hypothetical Starting Value:

Minimum Redemption Amount: $9.70
Hypothetical Starting Value: 144.85
Hypothetical Ending Value: 141.95

                                                         ( 144.85 - 141.95 )
Supplemental Redemption Amount (per unit) = $10 x 120% x ( --------------- ) = $0.24
                                                         (      144.85     )

Total payment on the maturity date (per unit) = $9.70 + $0.24 = $9.94

Example 3--On the Valuation Date, the EUR/JPY Exchange Rate is 30% greater than the hypothetical Starting Value:

Minimum Redemption Amount: $9.70
Hypothetical Starting Value: 144.85
Hypothetical Ending Value: 188.31

                                                       ( 144.85 - 188.31 )          (Supplemental
Supplement Redemption Amount (per unit) = $10 x 120% x ( --------------- ) =  $0.00 Redemption
                                                       (      144.85     )          Amount cannot
                                                                                    be less than zero)

Total Payment on the maturity date (per unit) = $9.70 + $0.00 = $9.70

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual yield on the Notes will be. We have determined that this estimated yield will equal % per annum, compounded semi-annually. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a securities exchange?

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

      In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

      If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility of the EUR/JPY Exchange Rate and the current EUR/JPY Exchange Rate. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

      In a situation where there had been no movement in the EUR/JPY Exchange Rate and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

      Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of determining, among other things, the EUR/JPY Exchange Rate on the Observation Date, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

      Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

      We will not repay you a fixed amount on the Notes at maturity. The payment you receive on the maturity date on the Notes will depend on the change in the EUR/JPY Exchange Rate. Because the EUR/JPY Exchange Rate is subject to market fluctuations, the amount of cash you receive on the maturity date may be more or less than the $10 original public offering price per unit. If the EUR/JPY Exchange Rate has not decreased by at least 2.31% to 2.73% (depending on the actual Participation Rate) below the Starting Value, the amount you receive on the maturity date will be less than the $10 original public offering price per unit. As a result, you will lose some of your investment in the Notes. Even if the Ending Value is less than the Starting Value, the decrease in the EUR/JPY Exchange Rate may not be sufficient for the amount that you will receive on the maturity date to exceed the $10 original public offering price per unit. The amount you receive on the maturity date will, however, never be less than $9.70 per unit.

      If the EUR/JPY Exchange Rate is not 91% or less of the Starting Value on the Observation Date, you will not receive any interest on your Notes on the interest payment date in July 2007. This will be true even if the EUR/JPY Exchange Rate was 91% or less of the Starting Value at some time over the term of the Notes but not on the Observation Date. Whether interest is or is not payable on the Notes on the July 2007 interest payment date, no interest will be payable on the Notes after such date.

Your yield may be lower than the yield on other debt securities of comparable maturity

      The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing United States dollar-denominated debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the EUR/JPY Exchange Rate

      In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

      You should make such investigation as you deem appropriate as to the merits of an investment linked to the EUR/JPY Exchange Rate. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

The value of the EUR/JPY Exchange Rate is affected by many complex factors

      The value of any currency, including the European Union euro and the Japanese yen, may be affected by complex political and economic factors. The EUR/JPY Exchange Rate is at any moment a result of the supply and demand for the European Union euro and the Japanese yen, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe and Japan, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

Even though currency trades around-the-clock, your Notes will not

      The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the European Union euro or Japanese yen are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

      There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the EUR/JPY Exchange Rate used to calculate the Supplemental Redemption Amount or the interest payment, if any. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can determine the EUR/JPY Exchange Rate from publicly available information, we will not publish the EUR/JPY Exchange Rate over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

      If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 original public offering price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

      Assuming there is no change in the EUR/JPY Exchange Rate and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price. This is due to, among other things, the fact that the $10 original public offering price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the EUR/JPY Exchange Rate may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a depreciation in value of the European Union euro relative to the Japanese yen. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      The EUR/JPY Exchange Rate is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the EUR/JPY Exchange Rate exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the EUR/JPY Exchange Rate is less of the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the EUR/JPY Exchange Rate will continue to fluctuate until the Ending Value is determined.

      Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in markets based on the European Union euro or Japanese yen, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the member nations of the European Union and Japan and, in turn, the respective exchange rates, which will affect the EUR/JPY Exchange Rate and therefore, the trading value of the Notes.

      Changes in the volatility of the EUR/JPY Exchange Rate are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the EUR/JPY Exchange Rate increases or decreases, the trading value of the Notes may be adversely affected.

      As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the EUR/JPY Exchange Rate. This difference will reflect a "time premium" due to expectations concerning the EUR/JPY Exchange Rate prior to the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

      Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the EUR/JPY Exchange Rate over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the EUR/JPY Exchange Rate will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

      New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

      Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of determining, among other things, the Ending Value and Supplemental Redemption Amount. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the EUR/JPY Exchange Rate can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the EUR/JPY Exchange Rate is unavailable. See the section entitled "The EUR/JPY Exchange Rate" in this pricing supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

      We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

      You should consider the tax consequences of investing in the Notes. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as part of a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on July , 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from
that information. The CUSIP number for the Notes is                      .

      The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date.

      ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      On the maturity date, you will be entitled to receive a cash payment per unit equal to the Minimum Redemption Amount plus a Supplemental Redemption Amount, if any, as provided below.

   Determination of the Redemption Amount

      The "Minimum Redemption Amount" for a Note is $9.70.
      The "Supplement Redemption Amount" for a Note will be determined by the Calculation Agent and will equal:

                                     ( Starting Value - Ending Value )
          $10 x Participation Rate x ( ----------------------------- )
                                     (        Starting Value         )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

      The "Starting Value" will equal the EUR/JPY Exchange Rate on the date the Notes are the priced for initial sale to the public (the "Pricing Date") and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

      The "Ending Value" will equal the EUR/JPY Exchange Rate as determined by the Calculation Agent on the Valuation Date, as described in the section entitled "The EUR/JPY Exchange Date" in this pricing supplement.

      The "Valuation Date" will be the seventh scheduled Business Day before the maturity date of the Notes.

      The "Participation Rate" is a percentage between 110% and 130%. The actual Participation Rate will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

      A "Business Day" means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

      All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Interest

      If the EUR/JPY Exchange Rate is 91%, or less than 91%, of the Starting Value on July , 2007, the first anniversary of the settlement date (the "Observation Date"), you will receive a single interest payment on July , 2007, the seventh Business Day after the scheduled Observation Date; provided, however, that if such anniversary day is not a Business Day, then the Observation Date will be the next succeeding Business Day; and provided further, that if a Business Day has not occurred by the third succeeding scheduled Business Day, then such date will be the Observation Date and the Calculation Agent will determine the EUR/JPY Exchange Rate on that date in a manner that, in its judgment, is reasonable under the circumstances. If interest is payable on July , 2007, as described above, you will receive a single interest payment on each

$10 principal amount of Notes held by you equal to 11% of such principal amount. As described below, you may receive no payment on July , 2007.

      If on the Observation Date the EUR/JPY Exchange Rate is greater than 91% of the Starting Value, you will not receive an interest payment on July , 2007. Whether interest is or is not payable on the Notes on July , 2007, no interest will be payable with respect to the Notes after July , 2007.

      If interest on the Notes becomes payable as described above, we will make the interest payment on July , 2007 to the persons in whose names the Notes are registered at the close of business on the scheduled Observation Date preceding July , 2007 whether or not the scheduled Observation Date is a Business Day. If the interest payment date falls on a day that is not a Business Day, that interest payment will be made on the next Business Day and no additional interest will accrue as a result of the delayed payment. The interest payment, if any, will be paid on the basis of a 360 day year consisting of twelve 30-day months.

Hypothetical Returns

      The following table illustrates, for the hypothetical Starting Value of
144.85 and a range of hypothetical Ending Values of the EUR/JPY Exchange Rate:

      o the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

      o     the total amount payable on the maturity date per unit;

      o     the total rate of return to holders of the Notes;

      o     the pretax annualized rate of return to holders of the Notes; and

      o the pretax annualized rate of return in United States dollars on an investment in the Japanese Yen relative to the European Union euro.

      The table below includes a Participation Rate of 120%, the midpoint of the range of 110% to 130%. The actual Participation Rate will be determined on the Pricing Date, and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

      The rates of return on the Notes included in the table do not reflect the interest payment that may be payable following the Observation Date that will occur in 2007.

                     Percentage
                       change
                      from the
                    hypothetical       Total amount                                             Pretax Annualized rate
                   Starting Value       payable on         Total rate     Pretax Annualized   of return on Japanese yen
Hypothetical    to the hypothetical    the maturity         of return     rate of return on   relative to European Union
Ending Value        Ending Value       date per unit      on the Notes       the Notes(1)            euro (1)(2)
------------        ------------       -------------      ------------       ------------            -----------
    101.40             -30.00%              13.3000            33.00%          14.76%                    13.54%
    115.88             -20.00%              12.1000            21.00%           9.75%                     9.31%
    130.37             -10.00%              10.9000             9.00%           4.35%                     4.82%
    137.61              -5.00%              10.3000             3.00%           1.48%                     2.45%
    141.23              -2.50%              10.0000             0.00%           0.00%                     1.24%
    141.95              -2.00%               9.9400            -0.60%          -0.30%                     0.99%
    143.40              -1.00%               9.8200            -1.80%          -0.90%                     0.50%
    144.85(3)            0.00%               9.7000            -3.00%          -1.52%                     0.00%
    148.47               2.50%               9.7000            -3.00%          -1.52%                    -1.26%
    152.09               5.00%               9.7000            -3.00%          -1.52%                    -2.54%
    159.34              10.00%               9.7000            -3.00%          -1.52%                    -5.19%
    173.82              20.00%               9.7000            -3.00%          -1.52%                   -10.84%
    188.31              30.00%               9.7000            -3.00%          -1.52%                   -17.04%

-------------------

(1) The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 5, 2006 to June 6, 2008, a term expected to be equal to that of the Notes.

(2) The pretax annualized rates of return specified in this column assume that the underlying currency position would be converted into United States dollars at the same time that the EUR/JPY Exchange Rate would be determined.

(3) This is the hypothetical Starting Value. The actual Starting Value will be the EUR/JPY Exchange Rate on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

      The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Participation Rate and term of your investment.

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each unit of the Notes, will be equal to the Minimum Redemption Amount and Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes.

      In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                           THE EUR/JPY EXCHANGE RATE

      The EUR/JPY Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the European Union euro and the Japanese yen. The EUR/JPY Exchange Rate increases when the European Union euro appreciates relative to the Japanese yen and declines when the European Union euro depreciates relative to the Japanese yen. The EUR/JPY Exchange Rate is expressed as a rate that reflects the amount of Japanese yen that can be exchanged for one European Union euro.

      The "EUR/JPY Exchange Rate" will be the currency exchange rate in the interbank market quoted as the Japanese yen value of one European Union euro as reported by Bloomberg L.P. ("Bloomberg") on page FXC, or any substitute page thereto. For purposes of determining the Starting Value and Ending Value, and the EUR/JPY Exchange Rate on the Observation Date, such currency exchange rate was and will be, as the case might be, that reported by Bloomberg on page FXC, or any substitute page thereto, or calculated in accordance with any substitute procedure, as described below, at approximately 10:00 a.m. in New York, New York on the relevant date. If the EUR/JPY Exchange Rate is not so quoted on Bloomberg page FXC, or any substitute page thereto, then the EUR/JPY Exchange Rate will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate"). If the Noon Buying Rate is not announced on such date, then the EUR/JPY Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent on the relevant date for the purchase or sale for deposits in the relevant currencies by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the "Reference Banks"). If fewer than three Reference Banks provide such spot quotations, then the EUR/JPY Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from fewer than two banks, then the Calculation Agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, then the EUR/JPY Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at 10:00 a.m., New York City time, on the relevant date.


      The following table sets forth the historical month-end values of the EUR/JPY Exchange Rate from January 2001 through May 2006. This historical data is not necessarily indicative of the future performance of the EUR/JPY Exchange Rate or what the value of the Notes may be. Any upward or downward trend in the historical value of the EUR/JPY Exchange Rate during any period set forth below is not an indication that the EUR/JPY Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes.

                             2001          2002          2003         2004          2005          2006
                           -----------------------------------------------------------------------------
January...............      109.13        115.75        129.19       131.89        135.18        142.46
February..............      108.44        115.96        127.62       136.29        138.38        138.01
March.................      110.80        115.67        128.87       128.36        138.90        142.71
April.................      109.71        115.68        132.94       132.35        134.84        143.78
May...................      100.81        116.03        140.64       133.44        133.57        144.27
June..................      105.93        118.58        137.91       132.67        134.28
July..................      109.52        117.18        135.38       133.84        136.37
August................      108.36        116.34        128.42       133.01        136.57
September.............      108.85        120.18        129.98       136.85        136.51
October...............      110.24        121.28        127.46       135.38        139.58
November..............      110.68        121.87        131.50       136.84        141.23
December..............      117.14        124.62        135.00       139.10        139.48

      The following graph sets forth the historical performance of the EUR/JPY Exchange Rate presented in the preceding table. This historical information is not necessarily indicative of the future performance of the EUR/JPY Exchange Rate. On June 5, 2006, the hypothetical Pricing Date, the EUR/JPY Exchange Rate was 144.85.











                               [OBJECT OMITTED]

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax-exempt entities, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities (except to the extent specifically discussed below), persons holding Notes in a tax-deferred or tax-advantaged account, persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be characterized and treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to characterize and treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this characterization and tax treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization and tax treatment of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization and tax treatment of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization and treatment of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be characterized and treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact characterized and treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been characterized and treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

      On August 30, 2004, the Treasury Department issued final regulations (the "Foreign Currency Regulations") under section 988 of the Internal Revenue Code of 1986, as amended (the "Code"), addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. The Foreign Currency Regulations apply to debt instruments issued on or after October 29, 2004, and accordingly, will apply to the Notes. In general, under the Foreign Currency Regulations, since the annual interest payment, if any, will be determined by reference to the EUR/JPY Exchange Rate and since the amount payable on the maturity date with respect to a Note will be determined by reference to the EUR/JPY Exchange Rate while repayment of 97% of the principal amount of each Note will not be affected by changes in the EUR/JPY Exchange Rate, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the "CPDI Regulations") addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

      The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

      (1) the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

      (2)   divided by the number of days in the accrual period; and

      (3) multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

      A Note's issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously made with respect to the Note.

      The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes will consist of an estimate of a yearly interest payment on July , 2007 equal to $ and a projected cash payment on the maturity date of an amount equal to $ . This represents a comparable yield for the Notes, as determined by ML&Co., equal to % per annum, compounded semi-annually. The comparable yield is not an estimate of what the actual yield will be on the Notes. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

      For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

      The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

      Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of Internal Revenue Code of 1986, as amended ("The Code").

Adjustments to Interest Accruals on the Notes

      If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year.

      If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale, Exchange or Retirement of the Notes

      Generally, the sale, exchange or retirement of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or retirement will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or retirement and
(b) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, previously made to the U.S. Holder through that date. Gain recognized upon a sale, exchange or retirement of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Unrelated Business Taxable Income

      Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to
Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

      Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met).

      This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompany prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Minimum Redemption Amount and Supplemental Redemption Amount, if any.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS


                                                                  Page
                                                                ----------

Business Day...................................................    PS-11
Calculation Agent..............................................     PS-3
Ending Value...................................................     PS-4
EUR/JPY Exchange Rate..........................................     PS-3
Minimum Redemption Amount......................................     PS-4
Notes..........................................................     PS-1
Observation Date...............................................     PS-4
Participation Rate.............................................     PS-4
Pricing Date...................................................     PS-3
Starting Value.................................................     PS-4
Supplemental Redemption Amount.................................     PS-4
Valuation Date.................................................     PS-4

==============================================================================


                                [lOGO OMITTED]



                                             Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C

                         97% Protected Currency Notes
         Linked to the European Union Euro/Japanese Yen Exchange Rate
                                due July , 2008
                                 (the "Notes")
                  $10 original public offering price per unit



                      ---------------------------------

                              PRICING SUPPLEMENT

                      ---------------------------------







                              Merrill Lynch & Co.







                                  June , 2006

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